UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Patriot Power Corp.
(Name of small business issuer in its charter)

Nevada	1090	98-0460209
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

502 East John Street, Carson City, Nevada, 89706
847-537-3800
(Address and telephone number of principal executive offices)

502 East John Street, Carson City, Nevada, 89706
(Address of principal place of business or intended principal place of business)

CSC Services of Nevada
502 East John Street, Carson City, Nevada, 89706
(Name, address and telephone number of agent for service)

Copies of all communication to:

John. D. Briner Law Corp., 999 W. Hastings, Suite 510, Vancouver, BC V6C 2W2
(604) 685-7552

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$9,999,000.00	3,333,000	$3.00	$1,069.89

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1   Alternative 2 X

Subject to Completion, Dated April 20, 2006

PROSPECTUS

Patriot Power Corp.

3,333,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 3,333,000 shares of common stock of Patriot Power Corp. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $3.00 per share and an offering period of four months from the date of this prospectus. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholder	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholders
Per Share	$3.00	Not applicable	$3.00
Minimum Purchase	No minimum	Not applicable	Not applicable
Total Offering	$9,999,000.00	Not applicable	$9,999,000.00

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Patriot Power Corp. will pay these expenses.

This Prospectus is dated April 20, 2006.

Patriot Power Corp.
502 East John Street,
Carson City, Nevada, 89706
847-537-3800

TABLE OF CONTENTS

PROSPECTUS SUMAMRY	5
The Offering	5
Selected Financial Information	5
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	12
Determination of Offering Price	12
DILUTION	13
SELLING SECURITY HOLDERS	13
PLAN OF DISTRIBUTION	15
BUSINESS OF THE ISSUER	16
Business Development	17
Options Agreements with Maggie May Minerals and Rodinia Minerals	17
Option Agreement with Maggie May Minerals	17
Option Agreement with Rodinia Minerals	17
Loan Agreement with Atomic Minerals	18
Mormon Lake Claims Gila County, Arizona	18
Location of the Mormon Lake Claims	18
Property Access	19
Regional Geology	19
Geology of Property	19
Exploration History at the Mormon Lake Property	19
Phase One Exploration (proposed exploration)	22
Overveiw of the Uranium Mining and the Industry	23
Compliance With Government Regulation	25
Employees	26
PLAN OF OPERATIONS	26
Results of Operations	26
Liquidity And Capital Resources	26
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	27
REMUNERATION OF DIRECTORS AND OFFICERS	27
SECURITY OWNERSHIP OF MANAGMENT AND CERTAIN SECURITY HOLDERS	28
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	28
SECURITIES BEING OFFERED	28
Common Stock	29
Transfer Agent And Registar	29
SEC POSITION ON INDEMNIFICATION	29
LEGAL MATTERS	29
EXPERTS	30
AVAILABLE INFORMATION	30
REPORTS TO STOCKHOLDERS	30
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	31
Financial Statements	32
NOTES TO FINANCIAL STATEMENTS	36
DEALER PROSPECTUS DELIVERY OBLIGATION	39
PART II - INFORMATION NOT REQUIRED IN PROSPECTUS	39
ITEM 1. INDEMNIFICATIONOF DIRECTORS AND OFFICERS	39
ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	39
ITEM 3. UNDERTAKINGS	39
ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR	40
ITEM 5. INDEX TO EXHIBITS	40
ITEM 6. DESCRIPTION OF EXHIBITS	41
SIGNATURES	41

PROSPECTUS SUMMARY

Patriot Power Corp.

Patriot Power Corp. (“Patriot Power”, “Patriot” or the “Company”) is an exploration stage company engaged in the acquisition and exploration of uranium properties. Our business model is focused on exploring properties in areas where uranium mineralization is present and where there have been previous uranium exploration activities.

The Offering

Securities offered	3,333,000 shares of common stock
Selling shareholder(s)	28
Offering price	$3.00 per share
Shares outstanding prior to the offering	26,035,000 shares of common stock
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

Selected Financial Information

The following summary financial data is derived from our audited financial statements for the period ended February 28, 2006 included elsewhere in this offering memorandum. We have prepared our financial statements in accordance with generally accepted accounting principles. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis or Plan of Operation," "Business," and our financial statements.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM, PROSPECTIVE PURCHASERS OF THE UNITS OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

Overview: General Considerations

Patriot Power Corp. is engaged in exploration activity for uranium. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a uranium deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site.

The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of uranium, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. While the Company may obtain insurance against certain risks, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Minerals exploration and development is an inherently risky enterprise. The success of Patriot Power is critically dependent upon finding mineralized material.  It is possible that the Company’s exploration program will fail to locate sufficient resources to warrant further exploration.

If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  A deposit is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of uranium.  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries costs and other factors, concludes economic feasibility.

In addition, the economic viability of the project depends to a large extent on the continued strength of uranium prices. Uranium prices have historically been highly volatile and there can be no assurance that prices will be high enough to support the implementation of further development plans.

Whether a uranium deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY

WE HAVE A LIMITED OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN GROWING OUR URANIUM EXPLORATION AND DEVELOPMENT ACTIVITIES.

The Company has a limited history of operations. As a result of our brief operating history and limited activities in uranium exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our uranium exploration and development activities. Any future significant growth in our uranium exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

At Date February 28, 2006, the Company had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will no produce revenue and will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

WE MAY RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

Patriot Power may need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE OUR PRESIDENT DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Mr. Ronald Atlas, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. Our President lacks technical training and experience with exploring for, starting, and operating a mine, and may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

WE ARE DEPENDENT ON KEY PERSONNEL. IF WE ARE NOT ABLE TO RETAIN THE SERVICES OF OUR KEY PERSONNEL OUR BUSINESS COULD BE ADVERSELY AFFECTED.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of key Officers and Directors. The loss of the services of Ron Atlas, (President and Director), Ken Thorsen (Director) could have a material adverse effect on our business. The Company has not purchased key man life insurance for any of these individuals.

MINERAL EXPLORATION AND PROSPECTING FOR URANIUM IS HIGHLY COMPETITIVE AND SPECULATIVE.

The process of mineral exploration and prospecting for uranium is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for uranium deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

WE ARE SENSITIVE TO URANIUM PRICE FLUCTUATIONS. THE PRICE OF URANIUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

Uranium prices are subject to fluctuation. The prices for uranium have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of uranium include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for uranium, could have a material adverse effect on the costs or the viability of our projects.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters. Complications to compliance with environmental considerations resulting from the introduction of regulations and permitting that are more stringent could have a material adverse effect on the costs or the viability of a particular project.

FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control.

SINCE OFFICERS AND DIRECTORS ARE NOT RESIDENTS OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST THEM.

Accordingly, if events should occur that give rise to any liability, shareholders would likely have difficulty in enforcing such liabilities because some of our officers and directors reside outside the United States in British Columbia, Canada. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where assets are located.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

OUR COMPANY WAS RECENTLY FORMED AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. From inception to February 28, 2006, we have not earned any revenue. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF PREFERRED OR COMMON STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on its shares of Preferred or Common Stock and does not anticipate paying any such dividends in the foreseeable future.

WE FACE A POSSIBILITY OF CURRENCY/EXCHANGE RATE RISK.

The Company anticipates most of the revenue to be earned in U.S. dollars; however, some costs may be incurred and paid in Canadian dollars.  Exchange rate fluctuations could have an adverse effect on the Company’s financial position.

RISKS RELATED TO THIS OFFERING

THIS OFFERING IS ON A BEST EFFORTS BASIS.

This Offering is being made on a “best efforts” basis by the management of the Company.

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

THE RIGHTS OF THE HOLDERS OF THE SHARES OFFERED HEREBY WILL BE SUBJECT TO, AND MAY BE ADVERSELY AFFECTED BY, THE RIGHTS OF THE HOLDERS OF ANY PREFERRED STOCK THAT MAY BE ISSUED IN THE FUTURE.

The Board of Directors may issue shares of Preferred Stock of the Company, from time to time, without shareholder approval, on such terms as the Board may determine. The rights of the holders of the Shares offered hereby will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability of the Company to issue Preferred Stock may provide flexibility in connection with future acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the Common Stock of the Company.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

    (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

    (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

    (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

    (iv) excessive and undisclosed bid-ask differential and markups by sellingbroker-dealers

    (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.

These forward-looking statements address, among others, such issues as:

▪	the amount and nature of future exploration, development and other capital expenditures,

▪	mining claims to be drilled,

▪	future earnings and cash flow,

▪	development projects,

▪	exploration prospects,

▪	drilling prospects,

▪	development and drilling potential,

▪	business strategy,

▪	expansion and growth of our business and operations, and

▪	our estimated financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders.

Determination of Offering Price

The $3.00 per share offering price of our common stock was determined based on our internal assessment of what the market would support. Since our inception we have completed the following private offerings of our common stock:

•	We issued 4,000,000 shares of common stock in March 2005 at a price of $0.001 per share to the founders of the Company.

•	We issued 2,000,000 shares of common stock in May 2005 in lieu of payment for services at a price of $0.001 per share.

•	We completed an offering of 3,555,000 shares of our common stock at a price of $0.50 per share to a total of 30 purchasers in December 2005 and January 2006 for total cash consideration of $1,775,000.

•	We issued a total of 2,500,000 shares of our common stock to Maggie May Minerals Inc. as partial consideration for the purchase of various claims.

There is no relationship whatsoever between the offering price of the common stock held by the selling security holders and our assets, earnings, book value or any other objective criteria of value.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

SELLING SECURITY HOLDERS

The selling security holders named in this prospectus are offering all of the 3,333,000 shares of common stock offered through this prospectus. The selling security holders acquired the 3,333,000 shares of common stock offered through this prospectus from us in the following transactions:

1.
The selling security holders acquired 3,555,000 shares of our common stock at a price of $0.50 per share in an offering that was exempt from registration under Regulation S and Section 4(2) of the Securities Act of 1933 and completed in December 2005 and January 2006 for total cash consideration of $1,775,000.

The following table provides as of April 20, 2006 information regarding the beneficial ownership of our common stock held by each of the selling security holders, including:

1.	the identity of the beneficial holder of any entity that owns the shares;
2.	the number of shares beneficially owned by each prior to this offering;
3.	the total number of shares that are to be offered by each;
4.	the total number of shares that will be beneficially owned by each upon completion of the offering; and
5.	the percentage owned by each upon completion of the offering.

Name Of Selling Security Holder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares	Percent(2)		Number of Shares	Percent(2)
ROBIN ATLAS	25,000	*	23,250	1,750	*
ATON VENTURES FUND LTD.	200,000	*	186,000	14,000	*
BRIAN BAILEY	25,000	*	23,250	1,750	*
BTR GLOBAL OPPORTUNITIES TRADING LIMITED	1,000,000	3.8%	930,000	70,000	*
CARRERA CAPITAL CORP.	70,000	*	65,100	4,900	*
GLOBAL PLASTICS	200,000	*	186,00	14,000	*
EDWARD GRANT	100,000	*	93,000	7,000	*
HAYWOOD SECURITIES ITF ARBUTUS GARDENS APARTMENTS CORP	250,000	*	232,500	17,500	*
HAYWOOD SECURITIES ITF THOMAS B. BEATTIE	12,500	*	11,625	875	*
HAYWOOD SECURITIES ITF BLAKE CORBET	30,000	*	27,900	2,100	*
HAYWOOD SECURITIES ITF SANDRA HUGHES	130,000	*	120,900	9,100	*
HAYWOOD SECURITIES ITF DAVID LYALL	500,000	1.9%	465,000	35,000	*
HAYWOOD SECURITIES ITF JAMES MUSTARD	50,000	*	46,500	3,500	*
HAYWOOD SECURITIES ITF CHRIS NEUFELD	15,000	*	13,950	1,050	*
HAYWOOD SECURITIES ITF FRANK STRONACH	12,500	*	11,625	875	*
CURT HILLIER	20,000	*	18,600	1,400	*
INITIAL CAPITAL CORP	200,000	*	186,000	14,000	*
JOCO ENERGY, LTD	40,000	*	37,200	2,800	*
ROGER KAZANOWSKI	100,000	*	93,000	7,000	*
BOB KRAHN	20,000	*	18,600	1,400	*
JOE MEYERING	4,000	*	3,720	280	*
LARRY KNOLL	20,000	*	18,600	1,400	*
LOUISE MORLEY	90,000	*	83,700	6,300	*
RANDALL POW	150,000	*	139,500	10,500	*
SARAGUAY HOLDINGS	50,000	*	46,500	3,500	*
CURTIS TINGLEY	11,000	*	10,230	770	*
JOHN WELSON	130,000	*	120,900	9,100	*
YING CHUN YE	100,000	*	93,000	7,000	*
TOTAL	3,555,000	13.7%	3,333,000	222,000	0.8%

notes

*Represents less than 1%

(1) The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling security holders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

(2) Applicable percentage of ownership is based on 26,035,000 common shares outstanding as of April 20, 2006, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Other than Robin Atlas, who is the sister of our President, Ronald Atlas, none of the selling security holders:

(i)	has had a material relationship with us or any of our affiliates other than as a security holder at any time within the past three years; or
(ii)	has ever been one of our officers or directors.

PLAN OF DISTRIBUTION

The selling shareholder may sell some of all of his common stock in one or more transactions, including block transactions:

•  on such public markets or exchanges as the common stock may from time to time be trading
•  in privately negotiated transactions
•  through the writing of options on the common stock
•  in short sales
•  in any combination of these methods of distribution

The selling shareholder has set an offering price for these securities of $3.00 per share, no minimum purchase, and an offering period of four months from the date of this prospectus.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. In the event of the transfer by the selling shareholder of his shares to any pledgee, donee, or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee, or other transferee in place of the selling shareholder who has transferred his shares.

The selling shareholder may also sell his shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholder or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholder.

If, after the date of this prospectus, the selling shareholder enters into an agreement to sell his shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Patriot Power and any broker-dealers or agents that are involved in selling the shares are deemed to be "underwriters" in connection with such sales according to SEC rules and regulations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In order for us to continue with our mineral exploration program, we will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

The selling shareholders and any broker-dealers or agents must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders and any broker-dealers or agents may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things,

•	not engage in any stabilization activities in connection with our common stock

•	furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer

•	not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act

BUSINESS OF THE ISSUER

Patriot Power is an exploration stage company engaged in the acquisition and exploration of uranium properties. Our business model is focused on exploring properties in areas where uranium mineralization is present and where there have been previous uranium exploration activities.

Our goal is to maximize the use of our limited financial resources, reduce the risk of unsuccessful drilling efforts, and capitalize on the experience of our management team and consultants. Our operations are focused on identifying and evaluating prospective uranium properties and contributing capital to projects that we believe have the potential to produce uranium in commercial quantities. We plan to participate in projects directly, as the 100% owner of the project, and also as a joint venture partner on those projects in which we hold a partial participation interest.

Our plan of operation is to conduct the first phase of our exploration program on the Mormon Lake property. Our proposed exploration program is designed to explore for uranium potential on the Mormon Lake mineral claims. We are an exploration stage Company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

Business Development

The Company was incorporated in the State of Nevada on March 07, 2005 as Lions Metals Inc. On December 15, 2005, the Company changed its name to Patriot Power Corp.

Option Agreements with Maggie May Minerals and Rodinia Minerals

Option Agreement with Maggie May Minerals

On November 2, 2005, the Company negotiated an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to twenty-one unpatented lode mining claims located at Mormon Lake in Gila County, Arizona.

The Mormon Lake claims are owned 100% by underlying vendors John Rud and Floyd Bleak, and are under option to purchase 100% by Maggie-May Minerals Inc. a Nevada based company.

On November 2, 2005, Patriot Power Inc. negotiated an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to twenty-one unpatented lode mining claims located at Mormon Lake in Gila County, Arizona.

Option Agreement with Rodinia Minerals

During the third quarter that ended September 30, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through claim staking” in the Mormon Lake (Gila County, Arizona) area with the intent to explore these claims for the presence of uranium mineralization.

On November 4, 2005, Patriot Power Corp., announced that it had negotiated the terms of an option and joint venture agreement with Rodinia Minerals, Inc., a private Nevada corporation, (“Patriot”) pursuant to which Patriot can acquire from the Company a 60% interest in 209 unpatented lode mining claims located in Arizona (the “209 Claims”).

Patriot will acquire its 60% interest in Rodinia Minerals’ 209 Claims upon Patriot exercising an option (the “Patriot Option”) it holds to acquire a 100% interest, subject to Yellowcake Royalties totaling 3%, in 21 unpatented lode mining claims (the “Lake Claims”). The 209 Claims surround the Lake Claims.

Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that the Company will then hold a 40% joint venture interest in all 230 Claims (twenty-one (21) unpatented lode mining claims the Company can acquire from Maggie May Minerals, plus the 209 unpatented lode mining claims located from joint venture with Rodinia Minerals), subject to Yellowcake Royalties totaling 3%.

To exercise the Patriot Option, Patriot must pay $1,300,000, issue 2,500,000 shares and 1,000,000 share purchase warrants and expend not less than an aggregate $3,500,000 on exploration over four years. Under the terms of the option and joint venture agreement with the Company, Patriot is obliged to maintain the 209 Claims in good standing and is granted the right to conduct exploration and development work on them.

Loan Agreement with Atomic Minerals

On February 21, 2006, the Company entered into a Loan Agreement with Atomic Minerals Ltd. (“Atomic”). Under the terms of the agreement, Patriot agreed to advance Atomic $180,000 by way of demand loan, with interest payable of $18,000 and 200,000 shares of Atomic Minerals.

Mormon Lake Claims Gila County, Arizona

The 230 unpatented lode mining Mormon Lake claims are located in Gila County, Arizona.

Our development efforts will be focused on the Mormon Lake claims in Gila County, Arizona. Based on preliminary exploration data compiled from previous exploration work, we believe that the Mormon Lake claims may have the potential to host uranium mineralization. However, we caution that we have not yet begun to systematically explore the Mormon Lake claims and so we cannot be sure that our expectations will be realized. Estimates of uranium deposits and/or reserves are developed through a subjective process that depends upon many assumptions, and some or all of those assumptions may not be realized.

Location of the Mormon Lake Claims

The Mormon Lake property is located in Gila County, Arizona, in Township 11N, Range 12 E, Section 24. The Mormon Lake claims lies within Tonto National Forest, approximately 17 miles north east of Payson, Arizona and about 80 miles northeast of Phoenix, Arizona.

The Mormon Lake claims consist of twenty-one unpatented lode mining claims and are divided into four groups: 1-9, 11-13, 14-17 and 18-19. These claims are located at Latitude 34° 19’ 4o” N and Longitude 111°02’20” W, on Promotory Butte 15’ Map Sheets in T.11.N;R.12.E (Sections 24, 18, 9) and in T.12.N;R.12.E (Section 33).

Mormon Lake Claims (Groups 1-9, 11-13, 14-17 and 18-19)

CLAIM GROUPS	SECTION	TWP	RGE	EXPIRY	AMC
1	24	T.11.N	R.12E	1/9/05	363496
2	24	T.11.N	R.12E	1/9/05	363497
3	24	T.11.N	R.12E	1/9/05	363498
4	24	T.11.N	R.12E	1/9/05	363499
5	24	T.11.N	R.12E	1/9/05	363500
6	24	T.11.N	R.12E	1/9/05	363501
7	24	T.11.N	R.12E	1/9/05	363502
8	24	T.11.N	R.12E	1/9/05	363503
9	24	T.11.N	R.12E	1/9/05	363504
11	18	T.11.N	R.12E	1/9/05	363505
12	18	T.11.N	R.12E	1/9/05	363506
13	18	T.11.N	R.12E	1/9/05	363507
14	9	T.11.N	R.12E	1/9/05	363508
15	9	T.11.N	R.12E	1/9/05	363509
16	9	T.11.N	R.12E	1/9/05	363510
17	9	T.11.N	R.12E	1/9/05	363511
18	33	T.12.N	R.12E	1/9/05	363512
19	33	T.13.N	R.13.E	1/9/05	363513

Property Access

The Property may be reached from Payson on Highway 160 by traveling east for 21 miles then northerly on a dirt road a distance of about 2 miles. This road was made impassable to standard FWD vehicles by the Forest Service. Despite the extensive damage, the road can be reclaimed with a bulldozer.

Regional Geology

The Arizona Bureau of Mines and the U.S.G.S mapped the regional geology of the area of interest where the Mormon Lake claims are situated. Uranium deposits have been discovered throughout northern Arizona. In general, there are five types of environment in which uranium mineralization occurs: sandstone, veins, pipes, pegmatites and placers.

The sandstone environment is the largest producer of uranium ore and hosts the largest deposits in the United States (Phillips and Greely, 1978). The sandstone environment at Mormon Lake is comprised of fine-grained uranium minerals that fill pores in the host rock, replacing plant fossils. Sandstone occurrences of uranium are generally formed by transport in alkaline surface and ground water that have moved through permeable sandstones. In the case of Mormon Lake sandstone environment, the uranium minerals moved through a permeable limestone pebble conglomerate. Uranium is precipitated out when reducing conditions are encountered. Such conditions exist where carbonized fossil wood is present.

Geology of Property

The property lies immediately south of Promontory Butte which shows a good cross-section of the sedimentary strata which includes the mineralized zones. The relevant stratigraphic column consists of:

•	Unit 11 -- Cretaceous - Coconino Sandstone
•	Unit 10 -- Devonian - Carboniferous - Supai Sandstone and Shale
•	Unit 9 -- Devonian - Carboniferous Limestone and Shale

Red siltstones and mudstones of the Supai formation are underlain by pale grey siltstone followed and limestone pebble conglomerate. This last unit hosts the uranium mineralization.

The red siltstones and mudstones are thin - bedded and laminated. A thin horizon of radioactive carbonaceous material separates the upper red formation and the conglomerate. Below the carbonaceous horizon, the siltstone contains abundant carbonaceous material. Underlying these rocks is the limestone. Conglomerate, which consists of Limestone, fragments in a silicified matrix.

Pitchblende is the main uranium-bearing mineral on the Mormon Lake property. It occurs in concentrated layers and disseminations in both grey siltstone and the limestone conglomerate. Some copper and zinc minerals also occur on the property.

Exploration History at the Mormon Lake Property

Lee and Houston Phillips (Morin, 1971) made the original discovery of uranium mineralization at Mormon Lake in 1956. Following the discovery, some drilling was completed and a tunnel was driven into the limestone pebble conglomerate. No records of results from this exploration work are available to Patriot Power. The area of discovery, which was listed by the Atomic Energy Commission, was abandoned after the imposition of quotas.

Twenty claims were re-staked in 1965 and in 1968 additional claims were staked. These were all assigned to Southern Union Production Company, a wholly owned subsidiary of Southern Union Gas Company. During the period 1968-1970, the Southern Union Production Company drilled 57 holes, and performed radiometric surveys and airborne (radiometric and magnetic) surveys. The records of this work are only partly available to the geologist.

Table II shows the results of pre 1971 drilling done for Southern Union Production Company (Morin, 1971 and Johnson, 1971). Pre-1971 Drilling Results are listed in the table below:

Pre-1971 Drilling Results

Hole	CLAIM	INTERVAL	Thickness (ft.)	%U3O8	PROBE
1	SC 1	28.3-32.2	3.9	0.21	15-37
2	SC1	39.1-46.8	7.7	0.39	15-45
3	SC1	59.1-69.8	10.7	0.63	6-68
4	SC1	Lost Hole	-	-	-
5	SC1	106-127.6	21.6	0.48	105-120
6	SC1	No Data	-	-	65-87
7	SC1	23.0-33.5	10.5	0.45	15-25
8	SC1	30.5-32.1	1.6	0.14	13-31
9	SC1	169.0-209	40	0.60	Nil
10	SC1	40.0-45.0	15	0.52	40-50
11	SC1	56.0-84.0	28.5	1.34	55-82
12	SC1	55.0-58.8	3.8	0.69	29-53
13	BJ-43	No Data	-	-	37
14	BJ-43	38.4-42.9	4.5	0.32	40.56
15	SC-19	Lost Hole	-	-	12-17
16	SC15	88.4-91.5	3.1	0.12	Nil
-	-	129.8-134.1	4.3	0.39	Nil
-	-	144.7-149.0	4.3	0.53	Nil
17	SC15	150.0-160.1	10.1	0.15	Nil
18	SC15	99.5-99.9	0.4	0.28	Nil
19	SC15	No Data	-	-	Nil
20	SC15	101.0-107.0	6.0	0.61	Nil
29	SC1	No Data	-	-	Nil
30	SC1	No Data	-	-	37-52
31	SC1	No Data	-	-	-
32	SC1	73.74	1.0	0.098	65.75
33	SC1	No Data	No Data	Nil	67-82
34	SC1	No Data	-	Nil
35	SC1	No Data	-	Nil	73-78
36	SC1	No Data	-	Nil	91-11
37	SC1	No Data	-	Nil	67-76
38	SC1	No Data	-	Nil	63
39	SC1	No Data	-	Nil	49-55
40	SC1	No Data		Nil	-
41	SC1	No Data	-	Nil	35-47
42	SC1	No Data	-	Nil	14-30
43	SC1	58.0-64.2	6.2	0.14	-

The bulk of drilling was completed at this time on Claim SC-1. Other drill holes completed were on claims BJ-43, SC-19 and SC-15.

In 1971, two phases of drilling and some diamond drilling were carried out by Pan-American Mines Ltd. Pan American Mines Ltd. who operated the Mormon Lake property in 1971-72 was the subject of considerable litigation and fraud charges with the Canadian Stock Exchange (Montreal). This litigation concerned the Company principal and stock fraud.

The first phase of drilling consisted of 11 holes, phase two consisted of 8 more holes and three holes of diamond drilling. The results from the drill programs conducted in 1971 are given in the table below:

Phase One (past exploration)

Hole	CLAIM	INTERVAL	Thick (ft)	%U3O8
26N-3	BJ-34	25-35	10	0.75
30N-3	SC-11, BJ-34	25-40	15	0.33
34N-3	SC-11	30-45	15	0.59
30N-4	SC-1,11,20,BJ34	25-40	15	0.50
34N-4	SC-1,11	25-50	25	0.92
34N-6	SC-3	50-80	30	1.04
38N-6	SC-3	65-95	30	2.02
30N-7	SC-3,5	15-35	20	0.41
34N-7	SC-3,5	65-100	35	2.35
30N-11	D-1	15-30	15	0.22
34N-11	D-1	55-80	25	0.38

Phase Two (past exploration)

Hole	CLAIM	INTERVAL	Thick (ft)	%U3O8
26N-8	BJ-32	113-124	11	0.136
38N-8	SC-5	154-177	23	0.28
26N-9	BJ-31	85-94	9	0.295
34N-7W-6	SC-35	56.5-77	20.5	0.36
34N-6W-13	SC3	44-44.5	3.5	0.252
38N-7	SC3,5	not	Assayed
30N-8	SC5	not	Assayed
34N-8	SC5	not	Assayed

Diamond Drilling (past exploration)

Hole	CLAIM	INTERVAL	Thick (ft)	%UcO8
38N-5	SC-1	No	Data	Nil
38N-6 W-B	SC-3	No	Data	Nil
34N-7W-B	SC-3,5	No	Data	Not assayed

In 1968, Hazen Research Inc. made detailed analyses of twelve drill holes previously drilled by Southern Union (57 holes drilled from 1968-1970). Their results are shown in the table below. Hazen Research calculated weighted average % U3O8 (including barren intervals).

Hazen Research Analyses (past exploration)

Hole	INTERVAL	THICKNESS (IN.)	AVERAGE % U3O8
1	29’3”-40’8”	128”	0.36
2	39’1/2”-41’1/2”	70”	0.27
3	60’7”-61’1”	109”	0.76
5	106’3”-127’8”	257”	0.51
7	23’-33’5”	125”	0.60
8	28’ 31/2”-32’	55”	0.32
9	169’8”-18”	136”	3.23
	200’2”-203’5”	38”	0.47
10	40’-45’	60”	0.55
11	59’10 ½”-83’8”	279”	1.70
12	42’7”-45’	29”	0.059
	58’3”-79’1/2”	20’9 ½”	0.29

On March 11, 2005, Patriot Power’s Geologist, Dr. Joe Montgomery, visited the Mormon Lake property, with John Rud, geologist and co-owner of the property, and Clive Ashworth of Ashtex Inc. During the visit, the presence of high radiation counts was noted in outcrops of grey shale and limestone conglomerate over a distance of 500 feet. The presence of carbonized wood fossil was also noted. On the basis of this examination and the reports by Morin (1971) and Johnson (1971), Dr. Joe Montgomery concluded that the property warranted further exploration and development.

Phase One Exploration (proposed exploration)

The prime purpose of the first phase of work on the Mormon Lake uranium project will be to confirm the results of previous drilling, which ranged from 0.03% to 3.23% U3O8 over intercepts ranging from 0.4 feet to 35.0 feet (See Hazen Researh Analysis). It is recommended by Dr. Joe Montgomery that 12 holes be drilled to intercept the same mineralized strata, which was drilled on previous occasions (1971 Pan-American Mines Ltd.) because data compiled from previous exploration is incomplete - as some holes lack intercept data, chemical analysis data, or probe data - and no data from previous exploration is available for correlation between chemical analysis and radiometric probes.

An RC track-mounted drill or equivalent is recommended for the test holes. Additionally, Dr. Montgomery recommends that experienced personnel closely monitored all drilling to ensure precise intercepts and correct sampling and recording procedures. In the case of reverse circulation (RC) drilling the samples are averaged into one-meter sections. It is recommended that following drilling, radiometric probes be made down-hole and correlated with the chemical analyses. If drilling confirms the previous results some metallurgical work can be done on the drill cuttings remaining.

Dr. Montgomery recommends that the drill have a sampling cone and that samples be taken at intervals of one meter. These samples will be split until a size suitable for laboratory preparation and analysis is obtained. A portion of the remaining part of the sample will be reserved for “chip trays”. This portion will be washed and sieved to obtain the course chips required for a permanent record. A chip tray is a convenient method for microscopic examination and logging the hole.

Phase One Exploration: Preliminary Budget Estimate

1.	PERSONNEL

(a)	Geologist - one month @ 450/day	13,500.00
(b)	Assistant - one month @ 200/day	6,000.00

2.	TRANSPORTATION

(a)	FWD Truck - one month @ 2000/mo	2,000.00
(b)	Maintenance - one month	1,000.00
(c)	Air Fares -	2,000.00

3.	ACCOMODATION

(a)	Motel - 60 man-days @ $80	4,800.00
(b)	Meals - 60 man-days $40	2,400.00

4.	DRILLING

(a)	Contract - 12 holes
	Footage - 2,000 ft @ 40	80,000.00
	Mobilization - Demobilization	30,000.00

5.	ANALYSES

(a)	Assays - 600 @ 20	12,000.00
(b)	Radiometric Probe-contract	5,000.00
(c)	Radiometric survey (radon Detection)	10,000.00

6.	ENGINEERING SUPPLIES & EQUIPMENT

(a)	Sample Bags, tags	300.00
(b)	Chip Trays	200.00
(c)	Notebooks, Sieves, misc.	100.00
(d)	Splitter	200.00
(e)	Microscope (binocular-80x)	500.00
(f)	Scintillometer (rent)	150.00
	Subtotal	$169,650.00

7.	ENGINEERING & SUPERVISION - approx. 10%

16,965.00
Subtotal	$186,615.00

8.	CONTINGENCIES - approx. 20%

Sample Bags, tags	33,385.00
TOTAL	$220,000.00

Overview of the Uranium Mining and the Industry

Uranium occurs as uranium oxide in minerals such as pitchblende (Uraninite in massive form is called pitchblende which is the chief uranium ore). Some of the world's richest uranium deposits occur in the Athabasca Basin of northern Saskatchewan and are contained in unconformities (breaks in the geological record) between Archean aged basement rocks (very old rocks) and younger, Proterozoic aged sedimentary layers at depths of less than 1,640 feet. Major faults near the unconformities are also important features enhancing the chance for discovery.

Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power. Commercial nuclear power generation is a technology that has become mature and well understood. The industry began to see increased commercial demand for uranium in 1973, partially concurrent with an “energy crisis” that caused a sharp rise in crude oil prices at the time. In response, many countries began development of nuclear power programs as an alternative to fossil fuels for electricity generation. As of September 1997, there were approximately 439 commercial nuclear reactors operating in more than 30 countries, producing about 17% of the world's electricity.

The United Nations has predicted that the world's population will grow from the present 5.5 billion to 8.5 billion in the next 27 years and the demand for electricity is expected to double by 2020. Nuclear power joins hydroelectric power as the only proven greenhouse gas free technology capable of meeting the large-scale electrical generation demands of the next century. With the Nuclear Energy Institute’s current estimates of carbon dioxide emissions from fossil fuels growing 36% to 50% higher than 1990 levels, the need to limit pollutants will also increase the demand for nuclear power. Nuclear generation of electricity can and should be a major part of the solution to slowing climactic changes through controlling gas emission levels. The use of nuclear generated power has already proven to be a major factor in reducing greenhouse gas emissions around the world. The Nuclear Energy Institute has determined that every 25 tons of uranium used to generate electrical power reduces carbon dioxide emissions, relative to coal and other fossil fuels, by one million tons.

It was stated by the Nuclear Energy Institute at the 1997 Kyoto conference on global warming that clean air objectives cannot be obtained without maintaining and expanding the existing number of commercial nuclear generators in the world. Clearly the key factor in determining demand for uranium is reactor fuel requirements for meeting the world's growing energy demands.

The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2001, 435 nuclear power plants were operating in the world and consumed an estimated 169 million pounds of uranium. Worldwide production of uranium in 2001 was only about 96 million pounds. In the United States there are 103 nuclear power plants that produce about 21% of the electricity used.

Based on reports by the Ux Consulting Company, LLC (“Ux”) and the Uranium Institute (“UI”), since the early 1990s, worldwide uranium production has satisfied only 52% of worldwide demand, and this ratio has also been true in the Western world. Ux reports that the gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads. In the period 2003-2010 Ux projects western production to be sufficient to cover 45% of western demand.

Ux reports that secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world’s requirements. New production will be needed. Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $10.20 at December 31, 2002. The spot price at March 31, 2003 was $10.10.

The following graph shows spot prices per pound from 1972 to the end of 2004, as reported by Trade Tech and Ux.

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for many mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. Since 2003, Uranium prices have steadily been on the rise. On April 17, 2006, the price of uranium was U.S. $41.00 per pound. (Ux Weekly Spot Prices).

The decline in global commercial uranium inventories is rapidly shifting an inventory-driven market to one that is production-driven. Consolidation over the last several years has squeezed the number of uranium suppliers. In the interim, long-term indicators are pointing toward a demand curve that will exceed supply within the next several years and ultimately lead to higher prices. (Excerpted from Uranium Suppliers Annual)

When estimates of available secondary (non-commercial stockpile) supplies of uranium are combined with estimates of future primary production, we believe that the present supply and demand characteristics suggest that the market may stay balanced in the short term. However, as the secondary supply (non-commercial stockpile) of uranium declines, and becomes a smaller factor in the marketplace, and new and expanded production comes on-line, the gap between these contrasting forces will be a critical factor, resulting in a predicted rise in market prices in the next year or two.

Compliance With Government Regulation

We will be required to conduct all mineral exploration activities in accordance with state and federal regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.  We anticipate no material costs in the next year related to compliance and/or permits. We will not be required to obtain a permit in order to conduct Phases 1 of our proposed exploration program.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

PLAN OF OPERATIONS

Over the next twelve months, we will proceed with the exploration of the Mormon Lake claims in Gila County, Arizona, to determine if the property hosts uranium and, if so, the quantity that is present. We will initiate the first phase of our exploration program

We anticipate that phase one of our geological exploration program for the Mormon Lake claims in Gila County, Arizona, will cost approximately $220,000. As reported on February 28, 2006, we have $1,079,168 in cash and cash equivalents. We are sufficiently funded to conduct phase one of our exploration program.

If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase outright a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity And Capital Resources

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act").

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME	AGE	POSITION

Ron Atlas	61	President, Secretary, Treasurer and Director

Ken Thorsen	59	Director

Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our directors and executive officer:

Ron Atlas

Ronald J. Atlas, aged 61, CPA and J.D., is a member of Patriot Power’s Board of Directors. Mr. Atlas is also President, Secretary, Treasurer of Patriot Power Corp. Mr. Atlas has in excess of 40 years’ experience in business that has included positions with the Internal Revenue Service as a field agent and supervisor of Taxpayer Assistance, with Beckerman Terrell & Co C.P.A.s. From 1970-to the present, Mr. Atlas currently works with the Paragon Pool Group, for Swimming Pool Construction, Pool Service, Fountain Design and Construction, Water Park Construction, and High Rise Stainless Steel Pools.

Ronald Atlas offers part-time services to the Company.

Ken Thorsen

Ken Thorsen, aged 59, BSc Geological Engineering, P Eng, is a member of Patriot Power’s Board of Directors. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects as Project and then Senior Project geologist for SMDC (now Cameco) based in Saskatoon.  Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position he was responsible for administration of 17 exploration offices and all field operations of the exploration department.  Mr. Thorsen is currently President of Thorsen Consulting Ltd., which offers services to the mining exploration industry, and serves as a member of the board of directors of several junior mining companies.

Ken Thorsen offers part-time services to the Company.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from inception through February 28, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Ken Thorsen	Director	100,000 shares
Ron Atlas	Director	-

We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our officers and directors:

		SHARES TO BE
		OFFERED	SHARES TO BE
NAME AND	SHARES OWNED	BY SELLING	OWNED UPON
ADDRESS	PRIOR TO	SHAREHOLDER'S	COMPLETION OF	PERCENTAGE OF CLASS (1)
OF OWNER	OFFERING	ACCOUNT	OFFERING	BEFORE OFFERING	AFTER OFFERING
Maggie May Minerals Inc. [address]	2,500,000	N/A	2,500,000	9.6%	9.6%
Ken Thorsen	100,000	N/A	100,000	0.38%	0.38%

(1) This table is based on 26,035,000 shares of common stock outstanding

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent And Registrar

West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Aaron D. McGeary Attorney will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements from inception March 07, 2005 to February 28, 2006, have been audited by Moore & Associates Chartered, independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Michael Moore as an expert in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Patriot Power Corporation (A Development Stage Company)
Carson City, Nevada

We have audited the accompanying balance sheet of Patriot Power Corporation (A Development Stage Company) as of February 28, 2006, and the related statements of operations, stockholders’ equity and cash flows for the period from inception on March 7, 2005 through February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Power Corporation (A Development Stage Company) as of February 28, 2006 and the results of its operations and its cash flows for the period from inception on March 7, 2005 through February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered

2675 S. Jones Blvd., Suite 109,
Las Vegas, Nevada
April 20, 2006

Financial Statements

PATRIOT POWER CORP.
Balance Sheet
(A development Stage Company)
As of 28-Feb-2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,079,168
Other Current Assets	$92,306
Total Current Assets	$1,171,474

FIXED ASSESTS
Properties	$572,500

OTHER ASSETS
Reclamation Bond	$22,000
TOTAL ASSETS	$1,765,974

PATRIOT POWER CORP.
STATEMENT OF OPERATIONS
(A Development Stage Company)
From Inception (March 7, 2005) to February 28, 2006

	From 01-Jan-06 to 28-Feb-06	For the year of 2005	From Inception to 28-Feb-06

REVENUE	$ -	$ -	$ -

Expenses
Bank Charges	$32	$53	$85
Loan Interest		$19,000	$19,000
Accounting Charges	$1,270	$-	$1,270
Consulting & Subcontractors	$2,249	$-	$2,249
Shares Issued in Lieu of Payment for Services	$-	$6,000	$6,000
Legal Fees	$-	$13,529	13,529
Foreign Exchange	$-	$5,485	5,485
Net Income	$(3,551)	$(44,068)	$(47,618)

The accompanying notes are an integral
part of these financial statements.

PATRIOT POWER CORP.
STATEMENT OF OPERATIONS
(A Development Stage Company)
From Inception (March 7, 2005) to February 28, 2006

	From 01-Jan-06 to 28-Feb-06	For the year of 2005	From Inception to 28-Feb-06
REVENUE	$-	$-	$-

Expenses
Bank Charges	$32	$53	$85
Loan Interest		$19,000	$19,000
Accounting Charges	$1,270	$-	$1,270
Consulting & Subcontractors	$2,249	$-	$2,249
Shares Issued in Lieu of Payment for Services	$-	$6,000	$6,000
Legal Fees	$-	$13,529	13,529
Foreign Exchange	$-	$5,485	5,485
Net Income	$(3,551)	$(44,068)	$(47,618)

The accompanying notes are an integral
part of these financial statements.

PATRIOT POWER CORP.
STATEMENT OF CASHFLOWS
(A Development Stage Company)
From Inception (March 7, 2005) to February 28, 2006

	From 01-Jan-06 to 28-Feb-06	For the year of 2005	From Inception to 28-Feb-06
CASH FLOWS FROM INVESTING OPERATING ACTIVITIES

Net Income	$(3,551)	$(44,068)	$(47,618)
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:
Other Receivables	$(75,000)	$-	$(75,000)
Accrued Liabilites	$3,520	$24,072	$27,592
Advances- Ashworth Exploration	$-	$(17,306)	$(17,306)
Net Cash Provided By (Used in) Operating Activities	$(75,031)	$(37,302)	$(112,332)

CASH FLOWS FROM INVESTING ACTIVITIES

Reclamation Bond	$-	$(22,000)	$(22,000)
Property Aquisitons	$(182,500)	$(390,000)	$(572,500)
Net Cash Provided By (Used in) Investing Activities	$(182,500)	$(412,000)	$(594,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares Issued @ $0.50	$1,330,000	$447,500	$1,777,500
Shares Issued to Maggie-May	$2,500	$-	$2,500
Shares issued in Lieu of Payment for Service	$-	$6,000	$6,000
Net Cash Provided By (Used in) Financing Activities	$1,332,500	$453,500	$1,786,000

CASH AND CASH EQUIVELENTS AT BEGINNING OF PERIOD	$4,198	$-	$-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVILENTS	$1,074,969	$4,198	$1,079,168
CASH AND CASH EQUIVELENTS AT END OF PERIOD	$1,079,167	$4,198	$1,079,168

The accompanying notes are an integral part of these financial statements.

PATRIOT POWER CORP.

STATEMENT OF STOCKHOLDER’S EQUITY
(A Development Stage Company) From Inception (March 7, 2004) to February 28, 2006

			Additional
	Common Stock		Paid in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity
Shares issued at Founders @ $0.001 in Lieu of Payment for Services	4,000,000	$4,000			$4,000

Shares Issued on May 2, 2005 in Lieu of Payment for Services	2,000,000	$2,000			$2,000

Forward Split 3.33 to 1. May 31, 2005	19,980,000

Common shares issued for cash at $0.50 per share	895,000	$895	$446,605		$447,500

Net (Loss) for period				$(44,068)	$(44,068)
Balance, December 31, 2005	20,875,000	$6,895	446,605	$(44,068)	$409,432

Common shares issued for cash at $0.50 per share	2,660,000	$1,330	$1,328,670		$1,330,000
Property Purchase	2,500,000	$2,500			$2,500
Net (Loss) for period				$(3,551)	$(22,551)
Balance, February 28, 2006	26,035,000	$10,725	1,775,275	$(47,619)	$1,738,381

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Company was organized in the State of Nevada on March 7, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis
The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Management Certification
The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Earnings per Share
The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising is expensed when incurred. There has been no advertising since inception.

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

NOTE 4. PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

NOTE 5. SEGMENT INFORMATION

Segment information is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company’s internal organization and disclosure of revenue based upon internal accounting methods.

NOTE 6. OPERATING LEASES AND OTHER COMMITMENTS

The Company also has no lease obligations.

NOTE 7. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.
Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 8. RELIANCE ON OFFICERS

The president and vice-president of the Company are the persons who have the experience to promote this enterprise. If they were to no longer able or willing to function in that capacity the Company would be negatively affected.

NOTE 9. ASSETS

The Company has purchased two properties for $ 390,000 and $ 180,000 respectively.

Other Current Assets are composed of $ 75,000.00 for account receivables and $ 13,306 for “Advances to Ashworth Explorations”.

Cash and Equivalents are at the end of the period composed of $ 329,162 in bank accounts, and 2 term deposits, in the amounts of $ 250,000 and $ 500,000 respectively.

Maggie-May Ppty.	$ 390,000
Colorado Claims Ppty.	$ 180,000
Account Receivables	$ 75,000
Adv. To Ashworth Explorations	$ 13,306
Cash & Equivalents	$ 329,162
Term Deposit 1	$ 250,000
Term Deposit 2	$ 500,000

Funds held in accounts of a Canadian Financial Institutions, member of CDIC (Canadian Deposit Insurance Corp.) are insured up to Cdn$ 100,000.00, per account per person. Funds held in foreign currency are not insured at all.

Patriot Power Corp. has funds in US currency therefore none of its funds are insured under CDIC.

NOTE 10. LIABILITIES

The Company’s Accrued Liabilities are composed of $ 5,072 due to currency exchange difference on $390,000 advance to purchase one of the properties, $ 3,520 for professional and accounting services and $ 19,000 for interests on the $ 390,000 loan.

Currency Exchange	$ 5,072
Professional & Accounting Fees	$ 3,520
Loan Interest	$ 19,000

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT

Securities and Exchange Commission Registration Fee	$100
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50

Total	$10,000	*

*Estimated amount

ITEM 3. UNDERTAKINGS

The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

    ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    iii) Include any additional or changed material information on the plan of distribution.

2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The Company sold a total of 3,555,000 shares of its common stock to accredited investors in December 2005, and January 2006, for cash consideration of $1,777,500. The Company relied upon the exemption from registration contained in Regulation S and Section 4(2) of the Securities Act of 1933. All investors were deemed to be sophisticated with regard in an investment in the registrant.

ITEM 5. INDEX TO EXHIBITS

REGULATION
SB-1	EXHIBIT

3.1	Articles of Incorporation

3.2	Bylaws

5.1	Consent and Opinion of Aaron D. McGeary, Attorney

10.1	Agreement Maggie Minerals Inc. November 02, 2005

10.2	Agreement Atomic Minerals Inc. February 21, 2006

23.1	Consent of Moore & Associates Chartered Accountants

ITEM 6. DESCRIPTION OF EXHIBITS

See Item 5 above.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, on May 18, 2006.

PATRIOT POWER CORP.

By:	/s/ RON ATLAS
RON ATLAS
President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ RON ATLAS RON ATLAS	President and Director	May 18, 2006